Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated February 20, 2019 to Prospectus dated March 15, 2018

Registration Nos. 333-223692 and 333-223692-01

Pricing Terms

Pricing Term Sheet

$350,000,000 4.650% Senior Notes due 2029

Issuer:	Hudson Pacific Properties, L.P.

Guarantor:	Hudson Pacific Properties, Inc.

Ratings: (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB-

Security Type:	Senior Unsecured Notes

Pricing Date:	February 20, 2019

Settlement Date:	February 27, 2019 (T+5)

Maturity Date:	April 1, 2029

Interest Payment Dates:	October 1 and April 1, beginning October 1, 2019

Principal Amount:	$350,000,000

Benchmark Treasury:	2.625% due February 15, 2029

Benchmark Treasury Price / Yield:	99-25+ / 2.648%

Spread to Benchmark Treasury:	+ 217 bps

Yield to Maturity:	4.818%

Coupon:	4.650%

Public Offering Price:	98.663% of the principal amount

Optional Redemption Provisions:

Make-Whole Call:	Prior to January 1, 2029, based on the Adjusted Treasury Rate (as defined in the preliminary prospectus supplement) plus 35 basis points (0.35%)

Par Call:	On or after January 1, 2029, the redemption price will be equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to, but not including, the applicable redemption date

CUSIP / ISIN:	44409M AB2 / US44409MAB28

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC U.S. Bancorp Investments, Inc. Barclays Capital Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

Senior Co-Managers:	KeyBanc Capital Markets Inc. Fifth Third Securities, Inc. RBC Capital Markets, LLC BMO Capital Markets Corp.

Co-Managers:	Regions Securities LLC BB&T Capital Markets, a division of BB&T Securities, LLC Samuel A. Ramirez & Company, Inc.

In addition to the pricing and trading information set forth above, the preliminary prospectus supplement is updated to reflect the following change (and other information is deemed to have changed to the extent affected thereby):

CAPITALIZATION, page S-26

The information presented in the column titled “Actual” as the “Total capitalization” of the Issuer as $7,070,879 is deleted and replaced in its entirety with the number $6,593,467, as presented below.

Total capitalization	$6,593,467

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or emailing dg.prospectus_requests@baml.com, Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or emailing wfscustomerservice@wellsfargo.com, or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.